LEAD INVESTOR



Daniel Scrivner

It's truly an honor to lead this round. While I've invested in more than a hundred early-stage companies, I've never led a round before personally. Why now? Because I believe deeply in what Rasa is building. I love the care and craftsmanship they put into everything that they do. I love their approach to sourcing ingredients and incredibly high standards. This is a deeply mission and values driven company. Over the years, I've looked at a lot of businesses and teams. And I can tell you that Rasa is special. My wife and I first found Rasa a few years ago on the shelf of our local co-op. Now I drink 2-3 cups a day—typically elderberry, cacao, or super happy sunshine. My energy is smooth throughout the day and I feel more in the flow and relaxed while working. Rasa is building where culture is heading. We are in a period of an "alternatives" explosion. No more almond milk, now it's oat milk. Most people have tried something gluten free. Everywhere you look, we're questioning everything and new players are taking a substantial share of that market. The same thing has been happening with coffee and tea. Every food is becoming a "functional food." Rasa is building right into that trend and they have the best product—bar none. Feedback from customers is insane. The sense of community they've built around their product is powerful. And they're just getting started. This round will enable them to take the incredible focus, craftsmanship, and care that they put into their product into every aspect of their business. To scale into new product lines, introduce more exclusive blends, and take their business to an entirely new level. I believe they can pull it off.

Invested $15,000 this round

Learn about Lead Investors